SINOHUB, INC.
6/F, Building 51, Road 5, Qiongyu Blvd.
Technology Park, Nanshan District
Shenzhen, People’s Republic of China 518057

April 14, 2009

VIA EDGAR

Russell Mancuso, Esq.
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3030
100 F Street NE
Washington, DC  20549

Re:	SinoHub, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed March 17, 2009
File No. 333454731

Dear Mr. Mancuso:

This letter responds to certain comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing and the prior amendments thereto (the “Filing”).

SinoHub, Inc. (the "Company") acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

SINOHUB, INC.

/s/ Henry T. Cochran

Henry T. Cochran, CEO

cc:	Tom Jones, Esq.
Gregory L. White, Esq.
Mark A. Katzoff, Esq.
William J. Hanlon, Esq.